September 24, 2010

VIA U.S. MAIL AND FACSIMILE

Christopher E. Palmer, Esq.
Goodwin Procter LLP
901 New York Ave., N.W.
Washington, DC 20001

> RE: AXA Equitable Life Insurance Company:
>   Separate Account No. 49 of AXA Equitable Life Insurance Co.
>   Retirement Cornerstone – Series ADV
>   Post-effective Amendment No. 3 filed on Form N-4
>   File Nos. 811-07659 and 333-160951

Dear Mr. Palmer:

The staff reviewed the above-referenced post-effective amendment, which the Commission received on July 26, 2010. We have given the post-effective amendment a full review. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

1.   GENERAL

a.   If the new contract is provided separately on a new prospectus, please explain to the staff why the contract name on the front cover page of the prospectus has not been reflected as the EDGAR class identifier associated with the contract.

b.   The transmittal letter states that the registrant intends to issue the new contract "in a new series for use in connection with advisory arrangements," and then after its effectiveness plans to file a post-effective amendment to "reflect the new contract in the current prospectus [as a replacement] for the current series of the contract." Please clarify whether this means that the new contract may be sold at the same time as the current series. If so, please clarify supplementally what are all of the differences between this and the other versions (e.g., the fact that the GIB benefit base for the old contract was the greater of two bases, while the GIB benefit base for the new contract does not use a greater of two alternative bases, the "opt out" requirement for the GIB in the new contract, the ability to pick only a GMDB or the GIB without the other).

c.   If you seek to rely on the Rule 12h-7 under the Securities Exchange Act of 1934, please provide an appropriate representation. See Release No. 33-8996 (January 8, 2009).

PROSPECTUS

2.   Front Cover Page

a.   The statement in the second sentence of the second paragraph on the front cover page that the contract "governs with respect to all features, benefits, rights and obligations," coming immediately after the statement in the first sentence that the prospectus "provides a description of all material features, benefits, rights and obligations," implies that there may be material terms as to which the contract could contradict the prospectus and in that case prevail as a matter of federal securities law. Please revise the front cover page to remove this suggestion as well as other portions of the prospectus accordingly, *e.g.*, second paragraph on page 12.

b.   In the third sentence of the third paragraph, please provide a more descriptive cross-reference to Appendix IV, *i.e.*, that Appendix IV contains all material variations from the contract described in the prospectus. Please revise the cross-reference on the front cover page as well as other portions of the prospectus accordingly, *e.g.*, first paragraph on page 12.

c.   The last sentence of the bolded section of the third paragraph is incomplete as it only addresses the situation in which there have been no allocations to the Protected account variable investment options. Please expand the disclosure here and wherever else applicable to include the impact upon the alternative situation, *i.e.*, if there have been allocations to the Protected account variable investment options, then you would not be able to increase the value or applicable benefit base for the GIB or any GMDBs.

d.   In addition to identifying the Portfolios that the variable investment options may invest in, please also specifically identify each of the Trusts for the Portfolios. Item 1(a)(viii).

Please also reconcile the asterisk footnote to the list of variable investment options that defines the term "AXA Strategic Allocation Portfolios" to include the AXA Growth Strategy to the use of the term in the table on page 23 where (GB) AXA Growth Strategy is listed under the "Equity" category of variable investment options.

e.   By using the index of key words as currently structured, an investor must potentially refer to three different pages to understand a phrase, *i.e.,* one where the investor first encounters the word, then the index to find out where it's defined and then the page where it's actually defined. This process is unnecessarily time consuming. Please revise the prospectus to either define a capitalized word or phrase the first time it is used or revise the index to contain the definitions.

3.   **Series at a glance – key features (page 9)**

a.   The GIB section in the "Key Features" section is confusing and incomplete. The first paragraph notes that there are annual lifetime payments but gives no clue as to what they are tied to (*e.g.,* that the amount of the payments is a percentage of amounts dedicated to a separate account called the Protection account). The second paragraph states that the benefit allows [the contract owner] to take certain withdrawals that do not reduce the "GIB benefit base," which is confusing on two counts. First, it appears that the point of the Annual Withdrawal Amount is simply to limit how much a contract owner can withdraw before the lifetime payments begin without adversely affecting how those lifetime payments are calculated. Secondly, the statement uses a combination of capitalized phrases that either require reference to two other pages to understand (in the case of Lifetime GIB payments) or isn't mentioned in the Index at all (in the case of GIB benefit base).

In addition, this summary completely omits the fact that Excess Withdrawals can adversely affect or even terminate the benefit and the fact that there is significant investment restrictions on amounts invested in the Protection Account.

Please completely revise this section of the Key Features for the above comments and for plain English. In addition, please use these changes to revise the beginning of the GIB section in the discussion.

b.   The GMIDB subsection should make it clear whether all three, not just the "Greater of," death benefit options are available only in combination with the GIB and should disclose the death benefit payment based on amounts not invested in the Protection Account, *i.e.*, under the Performance account as discussed in the third paragraph under "Your beneficiary and payment of benefit" on page 66.

c.   The Payout Options subsection lists the Variable Immediate Annuity payout options and the Income Manager payout options. These options are not options under the contract described in the prospectus. Accordingly, please delete them from the list of available options and the prospectus entirely. You may, if you wish, make a general reference to the fact that AXA offers contracts that provide income solutions.

4.   Fee table (page 13)

a.   Given the description of the Operations fee on page 63 as including mortality and expense risks charges ("M&E"), please provide a separate line item for the M&E charge from the rest of the components of the Operations fee in the fee table and break out the discussion of charge in the fuller discussion under "Charges and expenses" beginning on page 63. See separate account fee table in Item 3 and General Instructions 13 and 14.

b.   Examples (page 15)

i.   Please confirm that the examples on page 14 will reflect the highest combination of applicable contract charges and, revise the introductory narrative to detail that combination.

ii.   The second paragraph of the preamble preceding the first set of examples states that the example assumes a particular roll up rate, but provides no clarity as to why that is relevant. Please revise this paragraph to make that explicit.

The second paragraph also states that the examples assume that there has not been a withdrawal from the Protection account. Please revise the preamble to note what the impact would be if there had been.

iii.   The third paragraph makes reference to four different capitalized phrases. Please revise the third paragraph for plain English.

5.   Contract features and benefits - How you can purchase and contribute to your contract (page 16)

a.   The fourth paragraph explains that once a withdrawal is taken from the Protection account, additional contributions are not permitted. Please clarify whether this includes both contributions made directly into the Protection account as well as indirectly from a special money market dollar cost averaging program.

Please also revise the beginning of the GIB section in the discussion to note this limitation.

b.   Please describe more fully the circumstances under which the registrant may refuse contributions or place further limits on them. If such disclosure is already provided elsewhere in the prospectus, please provide a cross-reference to that disclosure here.

6. **Custom Selection Rules (page 35)**

   a. The prospectus states that an investor who has "allocations on file" prior to a change in the rules is not "automatically required" to change those allocation instructions. Please confirm whether contributions subsequent to the change in rules can be made pursuant to allocation instructions that are not compliant with the new rules but were in place before the new rules so long as those instructions have not changed.

   b. Footnote 1 to the chart states that there is "a 40% minimum allocation requirement to Category 2" (*i.e.*, fixed income funds) "if there is any allocation to Category 3." Please revise this to confirm that the allocation requirement refers to allocation of amounts in the Protection Account. In addition, please use the disclosure in the footnote, highlight it in bold, and note it in the beginning of the GIB section in the discussion.

7. **Dollar cost averaging (page 36)**

   a. The second bullet point on the right hand column of page 37 describes which dollar cost averaging programs may be used with which rebalancing programs. Please expand the disclosure to also describe any limitations when using any dollar cost averaging program in conjunction with the investment simplifier options discussed on page 38 and the systematic transfer program discussed on page 54.

   Likewise, please include similar disclosure when describing each of the other features relative to the others, *e.g.*, when describing the investment simplifier options also describe any limitations of its use relative to the dollar cost averaging and rebalancing programs including the systematic transfer program..

   b. In the "Possible changes to the Custom Selection Rules" section, please be clear and more complete as to what happens to existing monies as opposed to subsequent contributions and transfers when a change to the Custom Selection Rules occurs.

   c. The fourth sentence of the second paragraph under "Fixed-dollar option" on page 38 refers to the "enhanced rates" offered under the special dollar cost averaging program, but page 36 only discusses the special money market dollar cost averaging program, which is silent as to this feature. Please revise the applicable disclosure accordingly.

8. **Guaranteed income benefits (page 38)**

   a. As described in the second paragraph, please prominently disclose on the front cover page that the GIB is an "opt-out" feature (*i.e.*, must elect <u>not</u> to have it at issue) and cannot be added later if you do opt-out of it.

b.   The bullet point list under "GIB benefit base" on page 39 should include a bullet point to reflect the effect of the reset every three contract years, *i.e.*, GIB benefit is equal to current bullet point list or if greater, the reset value on every third contract anniversary from issue date.

c.   The beginning of the GIB section in the discussion is highly technical, suffering from the same issues as noted for the Key Facts section, and completely omits several key facts noted elsewhere, *e.g.*, limitations on investments, consequence of excessive withdrawals, and limitations on withdrawals before the payments begin.   Please revise the summary accordingly.

In addition, it is very difficult to follow the existing disclosure that is suppose to describe and falls under the caption "Guaranteed income benefit" when reference is constantly being made to the "Greater of" death benefit (described on page 46).

In revising this section please take note of the following comments on the existing disclosure.

i.   Given the bullet list of components making up the GIB benefit base, it is very confusing to have each of these components briefly summarized only to jump immediately into a more in-depth description of the reset and annual withdrawal amount especially given that a better understanding of how to determine the GIB benefit base would be pertinent to understanding the calculation for the annual withdrawal amount.

ii.   The GIB section needlessly combines elements of GMDB terms which add to the confusing disclosure. For example, the discussion of how the GIB benefit base is reset is combined with how a GMDB related benefit base is reset, and the Annual Roll-up discussion makes reference to the same GMDB related benefit base. For clarity, please save any GMDB disclosure for the GMDB discussion, even at the cost of some repetition.

iii.   The GIB section states that the GIB must be opted out, but the Post-Funding Drop section states that no opt outs are allowed for four years after the Protection Account has been "funded." Please note this in the beginning of the GIB section.

iv.   The discussion of how the GIB benefit base is calculated and the third paragraph following the example make reference to an "annual roll up amount," but do not clarify what this means until the Annual Roll-up amount section several pages later. In addition, that latter section provides no plain English description of what this amount is. Please revise that latter section accordingly and provide a brief summary of what this amount is where it is referred to earlier.

v.   The prospectus notes in the first paragraph after the example in the beginning of the GIB section that money can be allocated to the Protection account "provided the registrant did not opt out of the GIB." The prospectus later notes in the GMDB section that certain GMDBs are available even if the contract owner does opt out of the GIB. Please reconcile these two statements and, if the registrant intended some limitation on allocations to the Protection account if the owner does opt out of the GIB, please note this in the Key Features section.

vi.   The GIB benefit base section omits any reference to increases due to resets. Please revise this section accordingly.

vii.   In the second to last paragraph under "GIB benefit base and Roll-up to age 85 benefit base reset" appearing on page 40, please highlight in bold the statement that the registrant may increase the fee if the base resets.

viii.   The second to last paragraph under "GIB benefit base and Roll-up to age 85 benefit base reset" appearing on page 40 states that the company will notify the owner when a benefit base is eligible for a reset and if a fee increase has been declared. It then states that if an owner wants to opt out of the reset they must give written notice to the company at least 30 days prior to the contract anniversary for reset.

Please disclose how much advance notice an owner will receive to opt out of the reset relative to the contract anniversary for reset.

ix.   The last sentence of the second to last paragraph under "GIB benefit base and Roll-up to age 85 benefit base reset" appearing on page 40 states that the reset will occur every three years after the contract issue date. Please clarify whether this is true regardless of when the Protection account is initially funded.

x.   Please note in the "Annual Withdrawal amount" section on page 40 that the Annual Withdrawal Amount is the amount an investor can withdraw without adversely affecting the amount of lifetime payments due to a change in the GIB benefit base, and refer the reader to how such excess withdrawals affect the GIB benefit base are discussed.

xi.   The prospectus notes that the Deferral Roll-up rate is expected to be higher than the Annual Roll-up rate. Please note this in the Annual Withdrawal amount section.

xii.   The third paragraph of the Annual withdrawal amount section states that annual withdrawals after age 85 reduce the Roll-up benefit base. However, the roll-up benefit base discussion in the "greater of" death benefit section omits any mention of this. Please revise the prospectus accordingly.

xiii.   In the fourth paragraph of the Annual Withdrawal amount section, please clarify what it means when the first sentence states that the applicable benefit bases will reduced on a "pro rata basis," *i.e.*, that it magnifies deductions when the contract value is lower than the benefit base.

xiv.   In the fourth paragraph of the Annual Withdrawal amount section, please clarify whether an "Excess withdrawal" is meant to be defined to include any withdrawals during the first year the Protection account is funded. If not, it would appear more efficient to do so.

xv.   Under "75 Day rate lock-in" on page 41, please clarify how long the lock-in rate will apply, *e.g.*, new business rates described in prior subsection are applicable for one contract year even if Protection account is funded later in that year.

        For clarity, please also disclose relationship between these two types of rate, *i.e.*, new business rate would appear to be the same rate described under 75 day lock-in as the rate in effect on the issue date.

xvi.   Please clarify the description of the calculations for the Annual Roll-up and Deferral bonus Roll-up preceding the example on page 42. It is unclear what the actual "amount" of each is and how it is used to determine your applicable benefit base. The ambiguity of the "amount" is due in part to the circular definition of each of the calculations (*e.g.*, "Your Annual Roll-up amount is calculated as follows: ... [fourth bullet point] a pro rated Roll-up amount for.... ") as well as the parenthetical at the end of the fifth bullet point under "GIB benefit base" on page 39, which state that the Roll-up amount does *not* become part of your GIB benefit base at the end of each contract year.

When clarifying the respective descriptions, please also confirm absence of fifth bullet point under the bullet point description of the annual roll-up from the bullet point description of the annual deferral bonus roll-up.

xvii. The example on page 42 should be more specific as to what components are used to calculate each line item value, for example, the first year should include $100,000 (initial benefit base) x 4.5% (Deferral bonus rate). In the second part of the example, it is not clear that the $10,000 contribution made in year six has been added to result in the adjusted GIB benefit base of $140,563.

xviii. Under "Lifetime GIB payments" beginning on page 43, please clarify whether annual lifetime payments will also be triggered if the Protection account value falls to zero due to market performance.

xix. In the paragraph preceding the rates for determining the Lifetime GIB payments, on page 43, please clarify how the GIB benefit base "as of the day your account value was reduced to zero" will be calculated.

9.   Death benefit (page 45)

Please clarify that a death benefit may paid out strictly based on the Performance account or the GMDBs available under the Protection account or a combination of both types of death benefits depending on the allocation of your money in the respective accounts.

Please also provide appropriate risk disclosure, *i.e.*, could elect the Return of Principal and Highest Anniversary Value death benefits, but if never allocate to Protection account, no benefit.

10.   Guaranteed minimum death benefits (page 45)

a.   Please reconcile the second paragraph with the first sentence of the fourth paragraph under "Post-Funding Drop" on page 47 where the latter disclosure appears to penalize a contract owner for electing the GIB along with either the Return of Principal or Highest Anniversary Value death benefit although neither requires election of the GIB.

b.   Under "Highest Anniversary Value death benefit" beginning on page 45, please clarify the meaning of "ratchet" introduced on page 46.

     c.   The last portion of "Highest Anniversary Value death benefit" appearing on page 46 and describing the Highest Anniversary Value benefit base "[i]f you have taken a withdrawal" is very confusing given that the critical element of determining that value is how the withdrawal is deducted from the Highest Anniversary Value benefit base determined prior to a withdrawal. Therefore, in lieu of cross-referencing to the "How withdrawals affect your Guaranteed benefits" section and forcing the reader to flip pages back and forth in the prospectus to comprehend how the withdrawal impacts the benefit base, please include the disclosure here.

     Please note the use of the cross-reference results in a circular definition of the Highest Anniversary Value death benefit base "after a withdrawal," by defining it in part as your Highest Anniversary Value benefit base "immediately following the most recent withdrawal."

11.   **Dropping a changing your Guaranteed benefits (page 47)**

     The first paragraph under "Post-Funding Drop" states that Guaranteed benefits may not be dropped until the later of the contract anniversary after funding or four years after the date of issue. Accordingly, please note prominently in the summary that while there is a right to drop a Guaranteed benefit, that right may not be exercised until possibly four years after the date of issue.

12.   **Withdrawing your account value (page 56)**

     The prospectus states in the second paragraph of the systematic withdrawals subsection on page 57 that there is a limit on the percent of Performance account value that can be systematically withdrawn. Please clarify what happens if withdrawals exceed those limits.

13.   **Tax information (page 70)**

     Please confirm that the disclosure is current and otherwise complies with the disclosure requirements of Item 12.

14.   **About the General Account (page 80)**

     Please insert after the first sentence of the first paragraph that an owner should look to the financial strength of the company for its claims-paying ability.

15.   If applicable, please update "About legal proceedings" on page 84 as appropriate.

16.   **Appendices**

     a.   In Appendix I, please clarify what is meant by caption of last column,

"Later."

b. Appendices II and VI are very dense and difficult to follow. Please revise them so it is more clear as to how the various values provided in their respective tables are determined including a breakdown of each of the formulas applied (as described in the prospectus) and what numbers relate to each component of the formula.

c. For Appendix II, please confirm the accuracy of the description of the charges set forth in the introductory narrative preceding the illustration. Please also confirm that the illustration comports with the general guidelines of Item 25 of Form N-6 as applicable.

PART C

17. In light of the last portion of your transmittal letter where you explain that AXA Equitable does have reinsurance agreements in place for this contract, please provide exhibits for Item 24(b)7.

18. Item 27 requires the number of contract owners of qualified and non-qualified contracts offered by the registrant. Please revise the disclosure provided under Item 27 accordingly.

Please provide appropriate representations and a response letter each in the form of an EDGAR correspondence in regard to this post-effective amendment. However, for comments 1, 2.a. & b., 4, 8-10, 14, 16, and 17, please provide responses and applicable draft disclosure in the form of an EDGAR correspondence prior to the effective date of the filing.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Staff Attorney
Office of Insurance Products